DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-6341

MESSETURM
60308 FRANKFURT AM MAIN

LA ENSENADA, 2
ADRID ESPAÑA

.SAKA 2-CHOME
OKYO 107-0052

A CHATER ROAD
HONG KONG

03003218

January 6, 2003

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. English Summary of the Following Document: Notice of Dividends for the Fiscal Year 2002.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6341.

Nicole Chao
Nicole Chao
Legal Assistant

Attachment
cc w/ att: Iñigo Morenés

cc w/o att: Ricardo Jiménez Hernández
Andrés Gil

dlw 1/22

I. English Summary for Fomento de Construcciones y Contratas, S.A.

-Notice of dividends for the Fiscal Year 2002

In accordance with the decided in the Board of Directors Meeting held on December 19, 2002, as of January 7, 2003, the Company will proceed with the payment of dividends from the results of the fiscal year 2002, of 0.2970 euros per share. The payment of dividends will take place through several banking organizations.

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

DIVIDENDO A CUENTA DEL EJERCICIO 2.002

De conformidad con lo acordado en el Consejo de Administración celebrado el pasado día 19 de diciembre de 2.002, se procederá a partir del próximo 7 de enero de 2.003 al pago del dividendo a cuenta de los resultados del Ejercicio 2.002 de 0,2970 euros brutos por acción, con deducción de la retención que legalmente proceda.

El pago del mismo se efectuará a través de las siguientes entidades bancarias: Banco Bilbao Vizcaya (BBVA), Banco Santander Central Hispano (BSCH), Caja de Ahorros y Monte de Piedad de Madrid (Cajamadrid) y Caja de Ahorros y Pensiones de Barcelona (La Caixa) y Bancoval mediante la presentación por parte de las sociedades adheridas del certificado de posición emitido al efecto por el Servicio de Compensación y Liquidación de Valores.

SECRETARIO DEL CONSEJO